Exhibit (h)(4)

FORUM FUNDS

SHAREHOLDER SERVICES PLAN

September 14, 2004, as amended February 12, 2009

This Shareholder Services Plan (the “Plan”) is adopted by Forum Funds (the “Trust”) with respect to the shares of beneficial interest (“Shares”) of each Fund identified in the Appendix hereto (each, a “Fund”).

SECTION 1. ADMINISTRATOR

The Trust has entered into an Accounting, Administration and Transfer Agency Services Agreement with Atlantic Fund Administration, LLC (“Atlantic”) whereby Atlantic provides certain administrative services for the Trust and for each Fund.

SECTION 2. SERVICE AGREEMENTS; PAYMENTS

(a) Atlantic is authorized to enter into Shareholder Service Agreements (the “Agreements”) with financial institutions and other persons who provide services for and maintain shareholder accounts (“Service Providers”) as set forth in this Plan.

(b) Pursuant to the Agreements, as compensation for the services described in Section 4 below, Atlantic may pay each Service Provider, on behalf of the Trust, a fee at an annual rate of up to 0.25% of the average daily net assets of each Fund held by shareholder accounts for which the Service Provider maintains a service relationship (the “Payments”); provided, however, that no Fund shall directly or indirectly pay any amounts, whether Payments or otherwise, that exceed any applicable limits imposed by law or the Financial Industry Regulatory Authority.

(c) To the extent practicable, each Agreement shall contain a representation by the Service Provider that any compensation payable to the Service Provider in connection with an investment in any Fund of the assets of its customers will (i) be disclosed by the Service Provider to its customers, (ii) be authorized by its customers, and (iii) not result in an excessive fee to the Service Provider.

SECTION 3. SHAREHOLDER SERVICE FEE

Pursuant to this Plan, the Trust shall daily accrue and monthly pay Atlantic a Shareholder Service Fee for each Fund equal to the combined Payments made by Atlantic with respect to the Fund for the month.

SECTION 4. SERVICE ACTIVITIES

Shareholder service activities may include: (a) establishing and maintaining accounts and records relating to clients of the Service Provider; (b) answering client inquiries regarding the manner in which purchases, exchanges and redemptions of shares of a Fund or Class may be effected and other matters pertaining to the Trust’s services; (c) providing necessary personnel and facilities to establish and maintain client accounts and records; (d) assisting clients in arranging for processing purchase, exchange and redemption transactions; (e) arranging for the wiring of funds; (f) guaranteeing shareholder signatures in connection with redemption orders and transfers and changes in shareholder-designated accounts; (g) integrating periodic statements with other client transactions; and (h) providing such other related services as the client may request. The Service Provider shall not be obligated to perform any specific service for its clients. The Service Provider’s appointment shall be nonexclusive, and Atlantic may enter into similar agreements with other persons.

SECTION 5. AMENDMENT AND TERMINATION

(a) Any material amendment to the Plan shall be effective only upon approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust as defined in the Investment Company Act of 1940 (the “Disinterested Trustees”), pursuant to a vote cast in person at a meeting called for the purpose of voting on the amendment to the Plan.

(b) The Plan may be terminated without penalty at any time by a vote of a majority of the Disinterested Trustees.

FORUM FUNDS

SHAREHOLDER SERVICE PLAN

Appendix A

Funds to which Shareholder Service Plan Applies

Fund	Date Subject to Plan
Jordan Opportunity Fund	September 14, 2004

A-1